AH
8-29-03


03051750

VF 8-29-03

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
[Was]hington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41479

SEC MAIL
AUG 29 2003
WASH. D.C.
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meduña & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Banco Popular Building Suite 903 Tetuán St.
(No. and Street)

Old San Juan	Puerto Rico	00902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cyril Meduña (787) 725-5285
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevane Soto Pasarell Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

33 Bolivia St. 4th Floor	San Juan	Puerto Rico	00917
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 03 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cyril Meduña, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meduna & Co., Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Affidavit #1039

Signature

Title

JOSE A. MIRANDA DALECCIO ABOGADO - NOTARIO

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
AUG 2 8 2003
WASH, D.C.
187
SECTION

MEDUÑA & CO., INC.

FINANCIAL STATEMENTS AS OF
JUNE 30, 2003 AND 2002

TOGETHER WITH AUDITORS' REPORT



Certified Public Accountants
and Management Advisors
Puerto Rico member of
Grant Thornton

Kevane Soto Pasarell Grant Thornton LLP

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Meduña & Co., Inc.:

We have audited the accompanying balance sheets of **MEDUÑA & CO., INC. (a Puerto Rico corporation)** as of June 30, 2003 and 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Meduña & Co., Inc.** as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Soto Pasarell Grant Thornton LLP

San Juan, Puerto Rico,
July 15, 2003.

1915287


SELLO
$5.00
$5.00

33 Bolivia Street
4th Floor
San Juan, Puerto Rico 00917
T (787) 754-1915 / F (787) 751-1284
E kps@kevane.com
www.kevane.com

MEDUÑA CO., INC.

BALANCE SHEETS -- JUNE 30, 2003 AND 2002

ASSETS

	2003	2002
CURRENT ASSETS:		
Cash in bank	$ 95,754	$ 73,974
Certificate of deposit and short-term commercial paper	369,334	341,027
Cash and cash equivalents	465,088	415,001
Accounts receivable	759	103
Total current assets	465,847	415,104
INVESTMENTS, at fair market value	97,107	82,247
OTHER ASSETS	14,046	14,046
Total assets	$ 577,000	$ 511,397

LIABILITIES AND STOCKHOLDERS' EQUITY

	2003	2002
CURRENT LIABILITIES:		
Accrued liabilities	$ 50,000	$ 60,000
Income tax payable	11,725	11,905
Total current liabilities	61,725	71,905
STOCKHOLDERS' EQUITY:		
Common stock, par value $100 each, 10,000 shares authorized, 101 shares issued and outstanding	10,100	10,100
Amount of paid-in capital in excess of par value of shares issued	64,900	64,900
Accumulated other comprehensive loss	(5,869)	(6,729)
Retained earnings	446,144	371,221
Total stockholders' equity	515,275	439,492
Total liabilities and stockholders' equity	$ 577,000	$ 511,397

The accompanying notes are an integral part of these balance sheets.

MEDUÑA CO., INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

	2003	2002
REVENUES:		
Management fees	$ 100,000	$ 100,000
Interest and miscellaneous income	10,376	9,529
Total revenues	110,376	109,529
OPERATING EXPENSES:		
Legal, accounting and consulting fees	3,412	32,808
Professional organization dues, other dues, subscriptions and others	3,401	4,686
Insurance	4,662	4,662
Taxes, other than income	371	289
Bank charges	300	308
Total operating expenses	12,146	42,753
INCOME BEFORE PROVISION FOR INCOME TAXES	98,230	66,776
PROVISION FOR INCOME TAXES	23,307	15,444
NET INCOME	$ 74,923	$ 51,332

The accompanying notes are an integral part of these statements.

MEDUÑA CO., INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Accumulated Earnings	Total	Annual Comprehensive Income (loss)
BALANCE, June 30, 2001	$ 10,100	$ 64,900	$ 10,989	$ 339,889	$ 425,878	
COMPREHENSIVE INCOME -- 2002						
Net income	-	-	-	51,332	51,332	$ 51,332
Increase in unrealized holding gain on investments	-	-	(17,718)	-	(17,718)	(17,718)
Dividends paid				(20,000)	(20,000)	
Net comprehensive income -- 2002	-	-	-	-	-	$ 33,614
BALANCE, June 30, 2002	10,100	64,900	(6,729)	371,221	439,492	
COMPREHENSIVE INCOME -- 2003						
Net income	-	-	-	74,923	74,923	$ 74,923
Decrease in unrealized holding loss on investments	-	-	860	-	860	860
Net comprehensive income -- 2003	-	-	-	-	-	$ 75,783
BALANCE, June 30, 2003	$ 10,100	$ 64,900	$ (5,869)	$ 446,144	$ 515,275	

The accompanying notes are an integral part of these statements.

MEDUÑA CO., INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the year	$ 74,923	$ 51,332
Adjustments to reconcile net income for the year to net cash provided by operating activities -		
Changes in assets and liabilities -		
(Increase) decrease in accounts receivable	(656)	2,445
Decrease in prepaid income taxes	-	300
(Decrease) increase in accrued liabilities	(10,000)	30,000
(Decrease) increase in accrued income taxes	(180)	11,905
Net cash provided by operating activities	64,087	95,982
CASH FLOWS USED IN INVESTING ACTIVITIES – purchase of investments	(14,000)	(5,254)
CASH FLOWS USED IN FINANCING ACTIVITES – dividends paid	-	(20,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	50,087	70,728
CASH AND CASH EQUIVALENTS, beginning of year	415,001	344,273
CASH AND CASH EQUIVALENTS, end of year	$ 465,088	$ 415,001

Supplemental disclosure of cash flow information:

	2003	2002
Income taxes paid	$ 23,552	$ 3,240

Supplemental schedule of non-cash investing activities:

During the year ended June 30, 2003 the Company recorded a reduction of $860 on the unrealized holding loss of $17,718 recorded during the year ended June 30, 2002.

The accompanying notes are an integral part of these statements.

MEDUÑA & CO., INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2003 AND 2002

(1) Organization and summary of significant accounting policies:

(a) Organization -

The Company was organized on June 5, 1989, under the laws of Puerto Rico and commenced operations in October 1989. It is engaged in financial and securities activities and is registered as a broker-dealer with the Securities and Exchange Commission, Washington, D.C. and with the Puerto Rico Securities Commission. The Company's activities have consisted of the sale of securities to corporations qualifying under IRS Code Section 936, financial institutions and residents of Puerto Rico, and in performing investment advisory and/or related financial services for third parties.

(b) Summary of significant accounting policies -

(i) Basis of accounting -

The Company uses the accrual basis of accounting for financial statements and income tax return purposes.

(ii) Cash and cash equivalents -

The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.

(iii) Investments -

The Company classifies its investments as available for sale. The investments are stated at fair value, with net unrealized gains or losses on such investments recorded as accumulated other comprehensive income (loss) in the stockholders' equity section. Realized gains and losses are included in current earnings and are derived using the specific identification method for determining the cost of the investments. See related Note (2).

(iv) Comprehensive income –

The Company also adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", which established the rules for the reporting and display of comprehensive income and its components. Comprehensive income represents operational net income plus all other changes in net assets from non-owner sources. During the years ended June 30, 2003 and 2002, non-owner components of the net comprehensive income was limited to unrealized holding gain or losses from securities classified as available for sale.

(v) Income taxes –
The Company's taxable income is subject to Puerto Rico income tax at rates ranging from 20% to 39%, as provided for by the 1994 Puerto Rico Internal Revenue Code, as amended.

(vi) Use of estimates -
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Investments:

During the year ended June 30, 1993, the Company acquired 10 shares (at $1,000 per share, or a total investment of $10,000) of Venture Capital Fund, Inc., a Puerto Rico corporation organized to invest in high risk venture capital entities organized to operate in Puerto Rico. Relevant tax regulations in Puerto Rico grant the purchaser of shares in Venture Capital Fund, Inc. a credit (in the year of purchase) against the purchaser's income tax calculated at a maximum of 25% of the amount invested. Subsequently, if this investment is disposed of at a loss, additional tax credits are available to the purchaser. There is no market maintained for the trading of shares in Venture Capital Fund, Inc..

The Company has also acquired shares in Technology Value Fund, issued by Interactive Investment, a Delaware Business Trust.

During the year ended June 30, 2001, the Company entered into a subscription agreement for the purchase of a limited partner interest in "Tucker Anthony Private Equity Fund III, L.P., a Delaware limited partnership established to invest in high quality private equity funds. The total capital commitment is for $100,000. As of June 30, 2003 and 2002, the total capital contributions amounted $42,000 and $28,000, respectively.

The following schedule summarizes investments at June 30, 2003 and 2002.

2003

Equity securities	# of shares	Cost	Unrealized Loss	Market Value
Venture Capital Fund of Puerto Rico	10	$ 10,000	$ -	$ 10,000
Technology Value Fund	666.678	21,676	5,869	15,807
NASDAQ Stock Market, Inc.	2,300	29,300	-	29,300
		60,976	5,869	55,107
Limited partnership interest				
Tucker Anthony Private Equity Fund III, L.P.	-	42,000	-	42,000
Total		$ 102,976	$ 5,869	$ 97,107

2002

Equity securities	# of shares	Cost	Unrealized Loss	Market Value
Venture Capital Fund of Puerto Rico	10	$ 10,000	$ -	$ 10,000
Technology Value Fund	666.678	21,676	6,729	14,947
NASDAQ Stock Market, Inc.	2,300	29,300	-	29,300
		60,976	6,729	54,247
Limited partnership interest				
Tucker Anthony Private Equity Fund III, L.P.	-	28,000	-	28,000
Total		$ 88,976	$ 6,729	$ 82,247

(3) **Related party transactions:**

The Company had transactions with an affiliated entity, through common ownership, Venture Management, Inc., a Puerto Rico based venture capital/ private equity investment organization. During the years ended June 30, 2003 and 2002, the Company received management fee income from that entity of $100,000, for consulting services.

(4) **Concentration of credit risk:**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company maintains its cash deposit account in a highly reputable financial institution. While the Company attempts to limit any financial exposure, its deposit balance may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

(5) **Commitments:**

Office furniture and furnishings are owned by a stockholder. While no charge has ever been made to the Company for the use of such equipment, etc., it is possible that the Company may either acquire such assets or pay a rental charge for the use thereof.

(6) **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and limits the ratio of aggregate indebtedness to net capital, both as defined; furthermore, equity capital may not be withdrawn or cash dividends paid under certain conditions. At June 30, 2003 and 2002, the Company had net capital, as defined, of $402,902 and $342,669, respectively, which was $302,902 and $242,669, respectively, in excess of its required minimum net capital of $100,000 as of June 30, 2003 and 2002. The Company's ratio of aggregate indebtedness to net capital was .153 and .174 in 2003 and in 2002, respectively. (See Schedule 1)

(7) **Supplementary information:**

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17A-5.

Other schedules, such as: Determination of Reserve Requirements; Information Relating to Possession or Control Requirements; and Schedule of Segregation Requirements are omitted as being not applicable since through June 30, 2003 the Company has not generated any relevant transactions, nor has it had activities that would make necessary the presentation of the information presented in such schedules.


Certified Public Accountants
and Management Advisors
Puerto Rico member of
Grant Thornton

Kevane Soto Pasarell Grant Thornton LLP

INDEPENDENT AUDITORS' REPORT

ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17 A-5

To the Board of Directors of
Meduña & Co., Inc.:

In planning and performing our audit of the financial statements of **MEDUÑA & CO., INC.** for the year ended June 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

33 Bolivia Street
4th Floor
San Juan, Puerto Rico 00917
T (787) 754-1915 / F (787) 751-1284
E kps@kevane.com
www.kevane.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevane Soto Pasarell Grant Thornton LLP

San Juan, Puerto Rico,
July 15, 2003.


1915288
SELLO
$5.00
$5.00

MEDUÑA CO., INC. Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2003 AND 2002

	2003	2002
NET CAPITAL:		
Stockholders' equity as of June 30, as per accompanying balance sheets	$ 515,275	$ 439,492
Less - Non-allowable assets	111,912	96,396
	403,363	343,096
Less - Haircuts on securities- Commercial paper	461	427
Net capital	$ 402,902	$ 342,669
AGGREGATE INDEBTEDNESS:		
Items included in the accompanying balance sheets- Accrued liabilities	$ 61,725	$ 60,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$ 4,115	$ 4,000
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Highest minimum net capital requirement	$ 100,000	$ 100,000
Excess net capital at 1000%	$ 396,730	$ 341,669
Net capital in excess of highest minimum net capital	$ 296,730	$ 241,669
Ratio: Aggregate indebtedness to net capital	0.15	0.17
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II Form X-17A-5 as of June 30):		
Net capital as reported in Company's Part II	$ 403,092	$ 365,640
Net audit adjustments	(190)	(22,971)
Net capital	$ 402,902	$ 342,669

MEDUÑA CO., INC.

Schedule II

RECONCILIATION PURSUANT TO RULE 17A-5(D) (4)

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2003 AND 2002

	2003	2002
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II Form X-17A-5 as of June 30, 2003 and 2002):		
Net capital, as previously reported (Focus II report as of June 30, 2003 and 2002)	$ 403,092	$ 365,640
Adjustments to current year earnings	(190)	(22,971)
Net capital, as reported herein	$ 402,902	$ 342,669
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 of June 30, 2003 and 2002):		
Decrease in aggregate indebtedness as a result of audit adjustments	$ -	$ (1,251)